FSD

PHARMA

AUDIT COMMITTEE CHARTER

Effective as of and from [•], 2020

FSD PHARMA INC.
AUDIT COMMITTEE
CHARTER

PURPOSE AND AUTHORITY

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of FSD Pharma Inc. (the "Company") assists the Board in fulfilling its responsibility for oversight of: (a) the integrity of the Company's financial statements (b) the qualifications, independence and performance of the Company's independent auditors, (c) the Company's compliance with legal and regulatory requirements, and (d) the quality and integrity of the accounting, auditing and reporting practices of the Company and such other duties as directed by the Company's Board.

The Committee shall maintain free and open communication with the independent accountants and the management of the Company. In discharging this oversight role, the Committee is empowered to investigate any matter brought to its attention. In discharging its responsibilities, the Committee, in its sole discretion, has the authority to appoint, compensate and provide oversight of, and retain or obtain the advice of, external auditors, outside counsel or other experts or advisors. The Company shall at all times make adequate provisions for the payment of all fees and other compensation approved by the Committee for such auditors, counsel, experts or advisors. The Committee also has the authority to obtain advice and assistance from internal accounting or other advisers or employees. The Committee shall perform its Committee functions for all FSD Pharma Inc. subsidiaries.

While the Committee has the authority, duties and responsibilities set forth in this Charter, the Committee's function is one of oversight. The Company's management is responsible for preparing the Company's financial statements and for developing and maintaining systems of internal accounting and financial controls, while the independent accountants will assist the Committee and the Board in fulfilling their responsibilities for their review of these financial statements and internal controls.

The Committee expects the independent accountants to call to the Committee's attention any accounting, auditing, internal accounting control, regulatory or other related matters that the independent accountants believe warrant consideration or action. The Committee recognizes that the Company's management and the internal and outside accountants have more knowledge and information about the Company than do Committee members. Further, the Company's management is responsible for business risk management processes including the identification, assessment, mitigation and monitoring of risks on a Company-wide basis. Consequently, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Company's financial statements, business risk management processes, or internal controls or any professional certification as to the independent accountants' work.

COMPOSITION AND MEETINGS

The Committee shall be composed of three or more directors as determined by the Board, each of whom shall satisfy, as determined by the Board: (i) the independence requirements of National Instrument 52-110 - Audit Committees, and (ii) meet the other applicable requirements of any stock exchange on which the Company's securities are listed from time to time, and

(iii) the Company's Policy Regarding Nominations of Directors. At least one member of the Committee shall: (a) qualify as an "audit committee financial expert" within the meaning of the rules of the U.S. Securities Exchange Commission ("SEC"), and (b) meet the experience requirements within applicable securities and stock exchange rules. Committee members shall not simultaneously serve on the audit committees of more than two additional audit committees of other public companies, unless the Board determines that service by any member of the Committee on more than two additional audit committees of other public companies (other than controlled companies of FSD Pharma Inc.) would not impair the ability of such member to effectively serve on the Company's Audit Committee. Directors' fees (including fees for attendance at meetings of committees of the Board) are the only compensation that a Committee member may receive from the Company.

The Board shall appoint the Chair and the other members of the Committee annually and as vacancies or newly created positions occur, considering the recommendation of the Nominating and Corporate Governance Committee, and the Board may remove members of the Committee at any time. The members of the Committee shall serve until their successors are appointed and qualified to serve on the Committee. The Chair shall be responsible for leadership of the Committee, including overseeing the agenda, presiding over the meetings and reporting to the Board. The Committee may invite to its meetings any member of Company management and such other persons as it deems appropriate to carry out its responsibilities.

The Committee shall meet at least quarterly each calendar year (or more frequently if circumstances require) and hold such other meetings from time to time as may be called by its Chair, or requested by the Chief Executive Officer ("CEO") of the Company or any two members of the Committee. Meetings may be held in person, by video conference or by telephone. Committee actions may be taken by unanimous written consent of the members. A majority of the members of the Committee shall constitute a quorum of the Committee. The vote of a majority of the members of the full Committee shall be the act of the Committee.

Except as expressly provided in this Charter or the By-Laws of the company or as required by law, regulations or stock exchange listing standards, the Committee shall fix its own rules of procedures.

DUTIES AND RESPONSIBILITIES

In addition to any other responsibilities which may be assigned from time to time by the Board, the Committee shall be responsible for the following matters:

1. The Committee is directly responsible for the appointment, pre-approval of compensation, retention and oversight of the work of the independent accountants employed by the Company (including resolution of disagreements between management and the accountants regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The independent accountants shall report directly to the Committee.

2. The Committee shall have the sole authority to appoint or replace the independent accountants who audit the financial statements of the Company. The Committee shall have the ultimate authority and responsibility to evaluate the performance of the independent accountants

and, where appropriate, replace the independent accountants. In the process, the Committee will discuss and consider the accountants' written affirmation that the accountants are in fact independent, will discuss the nature and rigor of the audit process, receive and review all reports and will provide to the independent accountants full access to the Committee (and the Board) to report on any and all appropriate matters.

3. The Committee shall ensure that the independent accountants submit on at least a quarterly basis to the Committee a statement delineating all relationships between the independent accountants (or any of their affiliates) and the Company and actively engage in a dialogue with the independent accountants with respect to any disclosed relationships or services that may impact the accountants' objectivity and independence; and, if deemed appropriate by the Committee, recommend that the Board take appropriate action to ensure the independence of the accountants.

4. The Committee shall review with the independent accountants the independent accountants' responsibilities under generally accepted auditing standards, the proposed scope and timing of the annual audit (including planning, staffing, budget, locations and reliance upon management), past audit experience and other matters bearing upon the scope of the audit.

5. The Committee shall pre-approve all audit and audit-related engagement fees and terms and other significant compensation to be paid to the independent accountants as well as pre-approve all non-audit engagements with the independent accountants. The Committee shall consult with management but shall not delegate these responsibilities.

6. The Committee shall review and discuss with management and the independent accountants the Company's annual audited financial statements, including: (a) the related "Management's Discussion and Analysis of Financial Condition and Results of Operations," (b) matters regarding accounting and auditing principles as well as internal controls that could have a significant effect on the Company's financial statements, and (c) any other matters required to be discussed by the Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 16, as modified or supplemented, relating to the conduct of the audit, prior to the filing of the Company's annual audited financial statements. The Committee shall also recommend to the Board that the Company's annual financial statements, together with the report of their independent accountants as to their examination, be approved.

7. The Committee shall review and discuss with management and the independent accountants the Company's quarterly financial statements, including the related "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the matters required to be discussed pursuant to PCAOB Auditing Standard No. 16 and AU Section 722, as modified or supplemented, prior to the filing of the Company's interim financial statements, including the results of the independent accountants' reviews of the quarterly financial statements to the extent applicable.

8. The Committee shall review and discuss with the independent accountants any other matters required to be discussed by PCAOB Auditing Standard No. 16, as modified or supplemented.

9. The Committee shall review and discuss with management and the independent accountants, as applicable:

(a) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and reports from management and the independent accountants as to the Company's internal controls over financial reporting and any special audit steps adopted in light of material control deficiencies;

(b) analyses prepared by management or the independent accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

(c) any management letter provided by the independent accountants and management's response to that letter;

(d) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, derivatives and liquidity exposures, on the financial statements of the Company;

(e) the critical accounting policies and practices of the Company;

(f) earnings press releases (paying particular attention to any use of "pro forma," or "adjusted" non-GAAP, information);

(g) financial information and earnings guidance, if any, that are given to analysts and rating agencies, provided that such review and discussion may address the general types of information disclosed and types of presentations made and need not take place in advance of each instance in which the Company may provide such information or earnings guidance; and

(h) suggestions or recommendations of the independent accountants or the internal auditors regarding any of the foregoing items.

10. The Committee shall review and discuss with the independent accountants any audit problems, difficulties or differences encountered and management's responses thereto, such as:

(a) any restrictions on the scope of the independent accountants' activities or on access to requested information;

(b) any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise);

(c) any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement;

(d) any management or internal control letter issued, or proposed to be issued, by the independent accountants; and

(e) any significant disagreements between management and the independent accountants.

11. The Committee shall, in conjunction with the CEO and Chief Financial Officer ("CFO") of the Company, review the Company's disclosure controls and procedures and internal controls over financial reporting. The review of internal controls over financial reporting shall include whether there are any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information and any fraud involving management or other employees with a significant role in internal controls over financial reporting.

12. The Committee shall evaluate the qualifications, performance and independence of the independent accountants, including a review and evaluation of the lead partner of the independent accountant and taking into account the opinions of management and the Company's internal auditors, and shall present its conclusions with respect to the independence of the independent accountants to the full Board on at least an annual basis. The Committee shall obtain and review a report from the independent accountants at least annually regarding: (a) the independent accountants' internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, peer review of the independent accountants or PCAOB review or inspection of the firm, or by any other inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent accountants and the Company consistent with applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence.

13. The Committee shall ensure that the lead audit partner of the independent accountants and the concurring audit partner responsible for reviewing the audit are rotated at least every five years, and further consider rotation of the independent accountant firm itself.

14. The Committee shall recommend to the Board policies for the Company's hiring of employees or former employees of the independent accountants who were engaged on the Company's account.

15. The Committee shall obtain and review disclosures made by the Company's principal executive officer and principal financial officer regarding compliance with their certification obligations as required under National Instrument 52-109 - Certification of Disclosure in Issuers Annual and Interim Filings, including the Company's disclosure controls and procedures and internal controls for financial reporting and evaluations thereof.

16. The Committee shall review the independent accountants' assessment of the Company's internal controls.

17. The Committee shall maintain and review annually procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

18. The Committee shall meet on a regular basis with members of management to review business risk management processes, which include the identification, assessment, mitigation and monitoring of risks on a Company-wide basis.

19. The Committee shall coordinate its oversight of business risk management processes with other committees of the Board having primary oversight responsibility for specific risks and annually review for the Board which committees maintain such oversight responsibilities and the overall effectiveness of business risk management processes. The Committee shall oversee an annual audit of the political contributions of the Company.

20. The Committee shall review policies and procedures related to officers' expense accounts and perquisites, including use of corporate assets.

21. The Committee shall review legal and regulatory matters that may have a material effect on financial statements, related Company compliance policies, and reports to regulators.

22. The Committee shall regularly report to the Board. This report shall include a review of any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the independence and performance of the Company's independent accountants, the Company's internal controls over financial reporting, and any other matters that the Committee deems appropriate or is requested to include by the Board, including reporting all important matters relating to managing significant business risks.

23. The Committee shall prepare a report for inclusion in the Company's annual proxy and information statements as required by securities laws and stock exchange regulations and submit it to the Board for approval.

24. The Committee shall annually conduct a self-assessment of its activities under the terms of its charter and report any conclusions and/or recommendations to the Board.

25. The Committee shall annually review and assess the adequacy of this Charter and submit any recommended changes to the Board for approval.

Dated: November 8, 2019